Exhibit 99.2(f)

Mutual of America Investment Corporation

Amendment to Bylaws

February 25, 2010

The Bylaws of Mutual of America Investment Corporation are hereby amended to insert a new Section 3.13 to Article III as follows:  “The Disinterested Director serving at any given time as Chair of the Audit Committee shall also be the Lead Director who shall preside at separate meetings of the Disinterested Directors, communicate concerns and issues raised by the Disinterested Directors to management and others as appropriate, preside at the annual Board Self-Assessment and whenever appropriate, shall be the spokesperson for the Disinterested Directors.”